FORM 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: March 31, 2008

Check here if Amendment [ ]; Amendment Number:

This Amendment (Check only one):     [ ] is a restatement.
                                     [ ] adds new holdings entries.

Institutional Investment Manager:

Name:                          United Fire & Casualty Company
Address:                       118 Second Ave., S.E.
                               Cedar Rapids, IA 52407

Form 13F File Number:          28-6427

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.


Person Signing this Report on Behalf of the Reporting Manager:


Name:                          Dianne M. Lyons
Title:                         Vice President & Chief Financial Officer
Phone:                         319-399-5723


Signature, Place and Date of Signing:

/s/ Dianne M. Lyons            Cedar Rapids,    IA    04/24/2008
--------------------------
Dianne M. Lyons

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this
reporting manager are reported in this report and a portion are reported by
other reporting manager(s).)

<PAGE>

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers:      0

Form 13F Information Table Entry Total:  63

Form 13F Information Table Value Total:  $159,444 (in thousands)

List of Other Included Managers:        NONE

<PAGE>


FORM 13F INFORMATION TABLE

<TABLE>
<CAPTION>

| NAME OF ISSUER | TITLE OF CLASS | CUSIP | VALUE (x $1000) | SHARES/ PRN AMT | SH/ PRN | PUT/ CALL | INVSTMNT DSCRETN | OTHER MANAGERS | VOTING AUTHORITY SOLE | SHARED | NONE |
|---|---|---|---|---|---|---|---|---|---|---|---|
| <S> | <C> | <C> | <C> | <C> | <C> | <C> | <C> | <C> | <C> | <C> | <C> |
| AT&T Inc | Common | 00206R102 | 3,836 | 100,160 | SH | | Sole | | 100,160 | | |
| Abbott Laboratories | Common | 002824100 | 9,651 | 175,000 | SH | | Sole | | 175,000 | | |
| Agilysys Inc | Common | 00847J105 | 3,917 | 337,666 | SH | | Sole | | 337,666 | | |
| Alliant Energy Corporation | Common | 018802108 | 4,278 | 122,200 | SH | | Sole | | 122,200 | | |
| American Strategic Inc Port II | Common | 030099105 | 274 | 25,420 | SH | | Sole | | 25,420 | | |
| Anheuser-Busch Companies Inc | Common | 035229103 | 190 | 4,000 | SH | | Sole | | 4,000 | | |
| BCE Inc | Common | 05534B760 | 500 | 14,823 | SH | | Sole | | 14,823 | | |
| BRE Properties Inc | Common | 05564E106 | 820 | 18,000 | SH | | Sole | | 18,000 | | |
| Bank of America Corporation | Common | 060505104 | 5,307 | 140,000 | SH | | Sole | | 140,000 | | |
| Bemis Company Inc | Common | 081437105 | 799 | 31,400 | SH | | Sole | | 31,400 | | |
| Boeing Company | Common | 097023105 | 3,347 | 45,000 | SH | | Sole | | 45,000 | | |
| Burlington Northern Santa Fe | Common | 12189T104 | 1,490 | 16,158 | SH | | Sole | | 16,158 | | |
| Cincinnati Financial Corp | Common | 172062101 | 12,183 | 320,276 | SH | | Sole | | 320,276 | | |
| ConocoPhillips | Common | 20825C104 | 767 | 10,059 | SH | | Sole | | 10,059 | | |
| Cummins Inc | Common | 231021106 | 3,660 | 78,180 | SH | | Sole | | 78,180 | | |
| Dean Foods Company | Common | 242370104 | 970 | 48,261 | SH | | Sole | | 48,261 | | |
| Del Monte Foods Co | Common | 24522P103 | 192 | 20,097 | SH | | Sole | | 20,097 | | |
| Dow Chemical Company | Common | 260543103 | 5,528 | 150,000 | SH | | Sole | | 150,000 | | |
| Duke Energy Corporation | Common | 26441C105 | 2,645 | 148,192 | SH | | Sole | | 148,192 | | |
| Emerson Electric Co | Common | 291011104 | 648 | 12,600 | SH | | Sole | | 12,600 | | |
| Exxon Mobil Corporation | Common | 30231G102 | 3,383 | 40,000 | SH | | Sole | | 40,000 | | |
| Fidelity National Information | Common | 31620M106 | 372 | 9,758 | SH | | Sole | | 9,758 | | |
| Fidelity NationalFinancial Inc | Common | 31620R105 | 407 | 22,201 | SH | | Sole | | 22,201 | | |
| Arthur J Gallagher & Co | Common | 363576109 | 244 | 10,321 | SH | | Sole | | 10,321 | | |
| General Electric Company | Common | 369604103 | 8,882 | 240,000 | SH | | Sole | | 240,000 | | |
| Great Plains Energy Inc | Common | 391164100 | 488 | 19,787 | SH | | Sole | | 19,787 | | |
| H J Heinz Company | Common | 423074103 | 2,114 | 45,000 | SH | | Sole | | 45,000 | | |
| Honeywell International Inc | Common | 438516106 | 1,975 | 35,000 | SH | | Sole | | 35,000 | | |
| Hospira Inc | Common | 441060100 | 684 | 16,000 | SH | | Sole | | 16,000 | | |
| IDEARC INC | Common | 451663108 | 10 | 2,799 | SH | | Sole | | 2,799 | | |
| Intel Corporation | Common | 458140100 | 847 | 40,000 | SH | | Sole | | 40,000 | | |
| JPMorgan Chase & Co | Common | 46625H100 | 2,480 | 57,736 | SH | | Sole | | 57,736 | | |
| Johnson & Johnson | Common | 478160104 | 1,946 | 30,000 | SH | | Sole | | 30,000 | | |
| Keycorp | Common | 493267108 | 988 | 45,000 | SH | | Sole | | 45,000 | | |
| Medtronic Inc | Common | 585055106 | 484 | 10,000 | SH | | Sole | | 10,000 | | |
| Mirant Corporation | Common | 60467R100 | 1,031 | 28,342 | SH | | Sole | | 28,342 | | |
| Newell Rubbermaid Inc | Common | 651229106 | 1,047 | 45,766 | SH | | Sole | | 45,766 | | |
| Nicor Inc | Common | 654086107 | 1,340 | 40,000 | SH | | Sole | | 40,000 | | |
| Old Republic International Cor | Common | 680223104 | 3,288 | 254,690 | SH | | Sole | | 254,690 | | |
| Owens Corning Inc | Common | 690742101 | 3,638 | 200,644 | SH | | Sole | | 200,644 | | |
| Penwest Pharmaceuticals Co. | Common | 709754105 | 78 | 30,000 | SH | | Sole | | 30,000 | | |
| PepsiCo Inc | Common | 713448108 | 1,444 | 20,000 | SH | | Sole | | 20,000 | | |
| Pfizer Inc | Common | 717081103 | 837 | 40,000 | SH | | Sole | | 40,000 | | |
| Piper Jaffray Cos | Common | 724078100 | 283 | 8,329 | SH | | Sole | | 8,329 | | |
| Procter & Gamble Company | Common | 742718109 | 5,325 | 76,000 | SH | | Sole | | 76,000 | | |
| Progress Energy Inc | Common | 743263105 | 798 | 19,131 | SH | | Sole | | 19,131 | | |
| QCR Holdings Inc | Common | 74727A104 | 1,239 | 83,181 | SH | | Sole | | 83,181 | | |
| Royal Dutch Shell ADR | Common | 780259206 | 2,069 | 30,000 | SH | | Sole | | 30,000 | | |
| SAFECO Corporation | Common | 786429100 | 2,043 | 46,550 | SH | | Sole | | 46,550 | | |
| Schering-Plough Corporation | Common | 806605101 | 144 | 10,000 | SH | | Sole | | 10,000 | | |
| Spectra Energy Corporation | Common | 847560109 | 1,686 | 74,096 | SH | | Sole | | 74,096 | | |
| Terra Industries Inc. | Common | 880915103 | 1,136 | 31,969 | SH | | Sole | | 31,969 | | |
| Treehouse Foods Inc | Common | 89469A104 | 221 | 9,652 | SH | | Sole | | 9,652 | | |
| UAL Corporation | Common | 902549807 | 294 | 13,678 | SH | | Sole | | 13,678 | | |
| U S Bancorp | Common | 902973304 | 24,198 | 747,784 | SH | | Sole | | 747,784 | | |
| Vectren Corporation | Common | 92240G101 | 715 | 26,658 | SH | | Sole | | 26,658 | | |
| Verizon Communications Inc | Common | 92343V104 | 2,041 | 55,997 | SH | | Sole | | 55,997 | | |
| Wachovia Corporation | Common | 929903102 | 810 | 30,008 | SH | | Sole | | 30,008 | | |
| Wells Fargo & Company | Common | 949746101 | 7,278 | 250,086 | SH | | Sole | | 250,086 | | |
| Windstream Corporation | Common | 97381W104 | 155 | 12,942 | SH | | Sole | | 12,942 | | |
| Wintrust Financial Corporation | Common | 97650W108 | 8,057 | 230,523 | SH | | Sole | | 230,523 | | |
| Xcel Energy, Inc. | Common | 98389B100 | 1,796 | 90,000 | SH | | Sole | | 90,000 | | |
| Montpelier Re Holdings Ltd | Common | G62185106 | 147 | 9,189 | SH | | Sole | | 9,189 | | |
| Report Summary | Data Record63 | | 159,444 | | | | 0 other managers on whose behalf report is filed | | | | |

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